YUKON-NEVADA GOLD CORP. SUSPENDS OPERATION OF ITS
ROASTERS AT JERRITT CANYON TO COMPLETE ITS MERCURY
RECOVERY SYSTEM

Vancouver, BC – June 1, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces that a delay in the fabrication of certain fiberglass ductwork has resulted in the Company being unable to meet a deadline to complete the installation of new mercury – emission – control equipment at the Jerritt Canyon Mine. Therefore, in compliance with NDEP Order 2009-4, Queenstake Resources Inc. USA (Queenstake), a wholly owned subsidiary of Yukon-Nevada Gold Corp. (YNG), has discontinued operation of its roaster circuits at the Jerritt Canyon Mine.

The ductwork will be used in the installation of a calomel-based mercury control system required by the NDEP to ensure the company complies with state-mandated mercury emission limits, and to minimize the proportion of oxidized (reactive) mercury released to the air.

Queenstake notified the NDEP that both roaster circuits at the Jerritt Canyon Mine ceased operation at 11 p.m. May 30.

Queenstake has successfully complied with other requirements of operation per NDEP Order 2009-4. While the roasters are off-line to complete the required work, the processing of ore already roasted and the recovery of gold will continue.

The Company expects to take delivery of the fiberglass duct work and have the new mercury emission control equipment installed before the end of June.

HISTORY:

Following a year-long investigation into mercury emissions, in March 2008 the NDEP ordered Queenstake Resources to install new state-of-the-art emission control equipment at the Jerritt Canyon Mine by the end of that year. Before the NDEP's order was satisfied, Queenstake Resources, by its own action, stopped mining and processing ore at Jerritt Canyon Mine in August 2008. The facility remained shut down while the new emission control systems were designed. Staff from Queenstake Resources and the NDEP worked together to resolve several air emission issues related to the roasting operation.

NDEP issued an Order March 25, allowing Queenstake to restart ore processing operations after the mine's initial environmental compliance was satisfied. The requirement to shut down the roaster does not affect the operation of the milling and gold recovery portion of the plant. This ensures that the Company cash flow and other operations can continue.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.